

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2011

<u>Via Facsimile</u>
Mr. Ray Reaves
Chief Executive Officer
FieldPoint Petroleum Corporation
1703 Edelweiss Drive
Cedar Park, Texas 78613

      Re: **FieldPoint Petroleum Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             Form 10-K/A for Fiscal Year Ended December 31, 2009
             Filed January 11, 2011
             File No. 1-32624

Dear Mr. Reaves:

      We have completed our review of your filings and have no further comments at this time.

              Sincerely,

              /s/ Mark C. Shannon

              Mark C. Shannon
              Branch Chief